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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **May 2008**

Commission File Number **29606**

SHARPE RESOURCES CORPORATION
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes X No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-4009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sharpe Resources Corporation
(Registrant)

Date: May 14, 2008

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Sharpe Resources Corporation

(Continued under the New Brunswick Business Corporation Act)

(An Exploration Stage Company)

(Expressed in United States Dollars)

Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

Sharpe Resources Corporation
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007

INDEX Page

April 4, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Sharpe Resources Corporation

We have audited the consolidated balance sheets of Sharpe Resources Corporation (An Exploration Stage Company) as at December 31, 2007 and 2006 and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for each of the three years ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

"McCarney Greenwood LLP"

  Toronto, Canada

McCarney Greenwood LLP
Chartered Accountants
Licensed Public Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 4, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP"

Toronto, Canada

McCarney Greenwood LLP
Chartered Accountants
Licensed Public Accountants

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in United States Dollars)

	December 31, 2007	December 31, 2006
	$	$
Assets		
Current assets		
Cash	292,434	193,235
Short-term investments	12,114	11,631
Due from related party (Note 6)	250,000	250,000
	554,548	454,866
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	147,486	110,209
Due to related parties (Note 6)	134,213	134,213
Loan claims (Note 10)	563,818	563,818
	845,517	808,240
Capital Stock and Deficit		
Share capital (Note 3(b))	11,463,430	11,174,108
Warrants (Note 3(c))	-	204,408
Contributed surplus (Note 4(e))	266,462	33,144
Deficit	(12,020,861)	(11,765,034)
	(290,969)	(353,374)
	554,548	454,866

The notes to the consolidated financial statements are an integral part of these statements.

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 11)

Approved by the Board   _"Roland Larsen"_   **Director**   _"Kimberly L. Koerner"_   **Director**

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in United States Dollars)

	Years ended December 31,			Cumulative from start of the exploration stage on January 1,
	2007	2006	2005	2002
	$	$	$	$
Revenue				
Petroleum and natural gas revenue	8,606	13,370	13,176	356,772
Interest income	2,202	5,028	4,468	13,482
Other income	-	2,487	-	3,239
	10,808	20,885	17,644	373,493
Operating and administrative expenses				
Operating	26,210	32,544	5,648	740,575
General and administrative	110,547	74,178	95,487	528,990
Depletion, depreciation and amortization	-	-	-	35,353
Stock-option compensation (Note 4(d))	90,232	-	15,484	123,376
Interest on advance	2,093	3,365	2,040	9,538
Interest on loan claims	22,553	23,425	26,067	86,161
Management fees (Note 6)	15,000	154,000	-	169,000
	266,635	287,512	144,726	1,692,993
Loss before the following:	(255,827)	(266,627)	(127,082)	(1,319,500)
Write-off of an option to acquire mineral property	-	(78,125)	-	(78,125)
Gain on disposal of petroleum and natural gas properties	-	-	416,320	606,047
Gain on disposal of capital asset	-	-	-	10,000
Gain on settlement of debt	-	-	-	149,681
Net (loss) income and comprehensive (loss) for the period	(255,827)	(344,752)	289,238	(631,897)
(Loss) income per common share (Note 4(f))				
Basic	$ (0.01)	$ (0.01)	$ 0.01	
Diluted	$ (0.01)	$ (0.01)	$ 0.01	

The notes to the consolidated financial statements are an integral part of these statements.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States Dollars)

| | Years ended December 31, | | |
	2007	2006	2005
	$	$	$
Share capital			
Balance, beginning of year	11,174,108	10,999,986	10,921,861
Issue of common shares - private placement	-	378,530	-
Shares issued for mineral property (Note 1)	-	-	78,125
Fair value of warrants issued	-	(204,408)	-
Exercise of warrants	228,000	-	-
Fair value of warrants exercised	61,322	-	-
Balance, end of year	11,463,430	11,174,108	10,999,986
Warrants			
Balance, beginning of year	204,408	-	-
Fair value of warrants issued	-	204,408	-
Fair value of warrants exercised	(61,322)	-	-
Transfer of expired warrants to contributed surplus	(143,086)	-	-
Balance, end of year	-	204,408	-
Contributed surplus			
Balance, beginning of year	33,144	33,144	17,660
Fair value of expired warrants	143,086	-	-
Fair value of granted options	90,232	-	15,484
Balance, end of year	266,462	33,144	33,144
Deficit			
Balance, beginning of year	(11,765,034)	(11,420,282)	(11,709,520)
Net (loss) income for the year	(255,827)	(344,752)	289,238
Balance, end of year	(12,020,861)	(11,765,034)	(11,420,282)
Shareholders' deficit, end of year	(290,969)	(353,374)	(387,152)

The notes to the consolidated financial statements are an integral part of these statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Audited Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	Years ended December 31,			Cumulative from start of the exploration stage on January 1,
	2007	2006	2005	2002
	$	$	$	$
Cash flows used in operating activities				
Net (loss) income for the period	(255,827)	(344,752)	289,238	(631,897)
Operating items not involving cash:				
Depletion, depreciation and amortization	-	-	-	35,353
Stock-option compensation (Note 4(d))	90,232	-	15,484	123,376
Write-off of an option to acquire mineral property	-	78,125	-	78,125
Gain on disposal of petroleum and natural gas properties	-	-	(416,320)	(606,047)
Gain on disposal of capital asset	-	-	-	(10,000)
Gain on settlement of debt	-	-	-	(149,681)
Changes in non-cash working capital items (Note 7)	36,794	15,682	(2,579)	298,788
	(128,801)	(250,945)	(114,177)	(861,983)
Cash flows from financing activities				
Repayments of long term debt	-	-	-	(117,654)
Repayments of loan claims	-	(23,551)	(77,164)	(100,715)
Advances to/from related parties	-	(250,369)	79,614	(148,307)
Common shares issued	228,000	378,530	-	606,530
	228,000	104,610	2,450	239,854
Cash flows from investing activities				
Additions to petroleum and natural gas properties	-	-	-	(31,404)
Proceeds on disposal of petroleum and natural gas properties	-	-	416,740	606,467
Proceeds on disposal of capital assets	-	-	-	10,000
	-	-	416,740	585,063
Increase (decrease) in cash during the period	99,199	(146,335)	305,013	(37,066)
Cash, beginning of period	193,235	339,570	34,557	329,500
Cash, end of period	**292,434**	**193,235**	**339,570**	**292,434**

The notes to the consolidated financial statements are an integral part of these statements.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2007, 2006 and 2005

---

1.   Nature of Operations and Going Concern

Sharpe Resources Corporation (the "Company") is a publicly held company, engaged in the development of minerals resources in the United States of America. Currently the Company has oil & gas royalty interests in Texas through its wholly-owned subsidiary, Sharpe Energy Company, in a single cost centre in the United States of America. The Company's shares are listed in the United States on the OTC:BB symbol SHGPF and in Canada under the symbol SHO.H on the NEX exchange.

The Company is considered in the exploration stage as of January 1, 2002 for the following reasons:

(i)   The Company started disposing of its interests in petroleum and natural gas properties at the beginning of 2002. The entire process of disposal of these properties was completed during the fiscal year ended on December 31, 2005;

(ii)   The Company has not earned significant revenue from petroleum and natural gas interests since that date;
       and

(iii) The Company changed the focus of it business and started looking for mineral properties and at present is exploring various options to invest in this industry.

The Company decided to withdraw from the Lyon County, Nevada project and accordingly the option price paid of US $78,125 was written-off during the year of 2006. The Company purchased this option from Royal Standard Minerals Inc. ("RSM") to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada (the "Project"), on September 15, 2004, in consideration for which the Company issued 2,000,000 common shares to RSM at a deemed value of CDN $100,000 (US $78,125).

RSM and the Company are related parties under common management and have common directors.

These financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, managment takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing to complete the development of its properties and/or the realization of proceeds from the sale of one or more of its properties. These consolidated financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

2.   Basis of Presentation and Accounting Policies

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2007, 2006 and 2005

2.   **Basis of Presentation and Accounting Policies (continued)**

The significant accounting policies are as follows:

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 8.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Sharpe Energy Company and 1032144 Ontario Inc.. All significant intercompany balances and transactions have been eliminated upon consolidation.

Cash

Cash includes cash and term deposits at Canadian and United States financial institutions with a maturity of three months or less.

Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized upon the passage of title, net of royalties and net profits interests. Gains or losses from the sale of assets is recognized when sold.

Stock-based compensation

The Company has adopted the recognition of stock compensation expense for grants of options to officers, directors and employees in the financial statements based on the estimated fair value at the grant date for options granted after September 1, 2003. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax bases. Future income tax assets and liabilities are measured using substantially enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

Foreign currency translation

The Company uses the United States Dollar as its functional and reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

Monetary assets and liabilities of the parent Company denominated in Canadian funds are translated into United States funds at year end rates of exchange. Other assets, liabilities and share capital of the parent Company are translated at historical rates. Revenues and expenses of the parent Company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations in the current period.

(Expressed in United States Dollars)

2. Basis of Presentation and Accounting Policies (continued)

Accounting changes

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Financial instruments, comprehensive income (loss) and hedges

In January 2005, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 1530, “Comprehensive Income”, and 3865, “Hedges”. These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods have not been restated. The Company has adopted these new standards effective January 1, 2007.

(a) Financial instruments - recognition and measurement

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

- All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;
- All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and
- All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

(b) Comprehensive income (loss)

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

(c) Financial instruments - disclosure and presentation

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except for the requirement to restate currency translation adjustments as part of other comprehensive income.

(Expressed in United States Dollars)

2. Basis of Presentation and Accounting Policies (continued)

Financial instruments, comprehensive income (loss) and hedges (continued)

(d) Hedges

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

(e) Impact upon adoption of Sections 1530, 3855, 3861and 3865

Under adoption of these new standards, the Company designated its cash and short term investments as held-for trading, which are measured at fair value. Due from related party is classified as loans and receivables, which is measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and loan claims are classified as other financial liabilities, which are measured at amortized cost.

The adoption of these Handbook Sections had no impact on opening deficit.

Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No.166, Accounting Policy Choice for Transaction Costs (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice to be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective September 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Future accounting changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards will be effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2007, 2006 and 2005

3.   **Share Capital**

    (a)   **Authorized**

    Unlimited common shares without par value

    (b)   **Issued and Outstanding**

	Shares	Amount
	#	$
Balance, December 31, 2004	33,184,803	10,921,861
Shares issued for mineral property (Note 1)	2,000,000	78,125
Balance, December 31, 2005	35,184,803	10,999,986
Private placement	8,796,200	378,530
Warrant valuation	-	(204,408)
Balance, December 31, 2006	43,981,003	11,174,108
Exercise of warrants	2,638,860	228,000
Fair value of warrants exercised	-	61,322
Balance, December 31, 2007	46,619,863	11,463,430

On January 24, 2006, the Company completed a private placement of 8,796,200 units at CDN $0.05 per unit for gross proceeds of US $378,530 (CDN $439,810). Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant is exercisable for one year from closing at a price of CDN $0.10 per share. The warrants were valued using the Black-Scholes option pricing model where the value was determined to be US $204,408 (CDN $237,497). The following assumptions were used: dividend yield 0% risk-free interest rate 3.83%, expected volatility 190% and an expected life of 1 year.

    (c)   **Warrants**

The following table reflects the warrant activity for the year ended December 31, 2007:

	Number of warrants	Fair value
	#	$
Balance, December 31, 2003, 2004 and 2005	-	-
Issued (Note 4(b))	8,796,200	204,408
Balance, December 31, 2006	8,796,200	204,408
Exercised	(2,638,860)	(61,322)
Expired	(6,157,340)	(143,086)
Balance, December 31, 2007	-	-

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2007, 2006 and 2005

4.   Share Capital (Continued)

(d)   Stock Options

The Company grants stock options for the purchase of common shares to its directors and officers. These options are valid for a maximum of 5 years from the date of issue. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The exercise price of each option equals the market price prevailing at the date of the grant. The changes in stock options for each of the years ended December 31, 2007, 2006 and 2005 are as follows:

	Number of stock options	Weighted average exercise price ($CDN)
	#	$
Balance, December 31, 2004	3,250,000	0.10
Options granted	480,000	0.10
Expired/cancelled	(219,000)	0.15
Balance, December 31, 2005 and 2006	3,511,000	0.10
Options expired	(1,600,000)	0.10
Options granted	1,600,000	0.10
Balance, December 31, 2007	3,511,000	0.10

On May 15, 2007, the Company granted options to purchase 1,600,000 common shares of the Company to directors and officers. The options are exercisable at CDN $0.10 and expire on May 15, 2012. The fair value of these stock options was estimated at $90,232 (CDN $102,400) using the Black-Scholes option pricing model using the following assumptions: dividend yield, 0%, risk-free interest rate, 4.21%, expected volatility, 153.8% and an expected life of 5 years. These options were fully vested and expensed upon granting.

The following table reflects the actual stock options issued and outstanding as of December 31, 2007:

Exercise price per share ($CDN)	Expiry date	Fair value	Number of stock options
$		$	#
0.10	May 16, 2010	15,484	480,000
0.10	May 8, 2008	17,660	1,431,000
0.10	May 15, 2012	90,232	1,600,000
		123,376	3,511,000

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2007, 2006 and 2005

4.   Share Capital (Continued)

(e) Contributed surplus adjustment and stock-option compensation

The fair value of the stock options were estimated using the Black-Scholes option pricing model based on the following assumptions:

	2007	2006	2005
Risk-free interest rate	4.21%	N/A	3.58%
Expected life of options	5 years	N/A	5 years
Annualize volatility	153.8%	N/A	242%
Divided rate	0 %	N/A	0 %
Estimated value	$90,232	N/A	$15,484

During 2007 and 2005, stock-option expense of $90,232 and $15,484 respectively was credited to contributed surplus.

The following is a continuity of contributed surplus:

Balance, December 31, 2004 and 2005	$	17,660
Stock-option compensation		15,484
Balance, December 31, 2006		33,144
Stock-option compensation		90,232
Expiry of warrants		143,086
Balance, December 31, 2007	$	266,462

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2007, 2006 and 2005

4.   Share Capital (Continued)

(f) Basic and diluted (loss) income per share

The following table sets forth the computation of basic and diluted (loss) income per share:

	2007	2006	2005
Numerator:			
(Loss) income for the year	$ (255,827)	$ (344,752)	$ 289,238
Numerator for basic and diluted (loss) income per share	$ (255,827)	$ (344,752)	$ 289,238
Denominator:			
Weighted average number of common shares	46,453,579	43,402,623	35,184,803
Effect of dilutive securities:			
Stock options (i)	-	-	3,511,000
Warrants (i)	-	-	-
Denominator for basic and diluted (loss) income per share	46,453,579	43,402,623	38,695,803
Basic (loss) income per share	$ (0.01)	$ (0.01)	$ 0.01
Diluted (loss) income per share	$ (0.01)	$ (0.01)	$ 0.01

(i)   The stock options and warrants were not included in the computation of diluted (loss) income per share for 2007 and 2006 as their inclusion would be anti-dilutive.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2007, 2006 and 2005

5.   Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. There are no future tax liabilities.

The following table reflects future income tax assets at December 31, 2007, 2006 and 2005.

		2007		2006		2005
Unclaimed non-capital losses	$	762,037	$	893,847	$	819,386
Income tax value of capital assets over carrying value		21,639		21,896		21,894
Unclaimed share issue costs		10,150		10,475		10,475
Excess petroleum tax basis over accounting value		112,188		102,895		71,867
		906,014		1,029,113		923,622
Valuation allowance		(906,014)		(1,029,113)		(923,622)
	$	-	$	-	$	-

The Company's actual income tax expense for each of the years ended is made up as follows:

		2007		2006		2005
(Loss) income before income taxes reflected in consolidated statements of operations	$	(255,827)	$	(344,752)	$	289,238
Expected income tax (recovery) expense		(92,404)		(124,524)		104,473
Deductible share issue costs		-		-		(10,000)
Statutory rate difference - Canada/US (i)		616		2,252		3,158
Stock-option compensation		32,592		-		-
Non-deductible write-off of an option to aquire a mineral property		-		28,219		-
Other		-		(3,977)		-
Utilization of tax pools against taxable income		-		-		(97,631)
Taxable benefit not recognized		59,196		98,030		-
Income tax (recovery) expense	$	-	$	-	$	-

(i) The statutory rate difference between Canada and U.S. is 1.12%. This was computed using the combined tax rate of 36.12% (Federal tax rate of 22.12% and Ontario tax rate of 14%). The U.S. combined tax rate is 35% (U.S. top Federal tax rate of 35% and Texas State tax rate of 0%).

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2007, 2006 and 2005

5.   Income taxes (Continued)

Non-capital losses and resource pools

The Company has resource pools of approximately US $335,000 (CDN $332,000) consisting of Canadian Exploration Expenditures of US $157,100 (CDN $156,000) and Canadian Development Expenditures of US $76,900 (CDN $76,200) which can be used to reduce taxable income in future years. The Company also has non-capital losses carried forward of approximately US $2,250,500 (CDN $2,230,346) which can also be used to reduce taxable income in future years. No benefit from these amounts has been recorded in these financial statements. The non-capital losses will expire as follows;

2008	$ 1,044,300
2009	210,000
2010	176,300
2014	239,600
2015	120,000
2026	283,800
2027	176,500
	$ 2,250,500

6.   Related Party Transactions Not Disclosed Elsewhere

Transactions with related parties not disclosed elsewhere in these consolidated financial statements are comprised of:

	2007	2006	2005
	$	$	
Due from related party (i)	$ 250,000	$ 250,000	$ -
Due to related parties			
Roland Larsen (ii)	25,400	25,400	25,500
Royal Standard Minerals Inc. (iii)	108,813	108,813	109,082
	$ 134,213	$ 134,213	$ 134,582

(i) Standard Energy Company is related by virtue of its ownership by an officer and director of the Company. The loan receivable is unsecured, non-interest bearing and no date is set for its repayment. On January 7, 2008, the Company acquired 100% interest in the Standard Energy Company as described in Note 11.

(ii) This loan is payable to an officer and director of the Company. It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued but has not yet been paid.

(iii) Royal Standard Minerals Inc. is a related company by virtue of common management and common directors. The loan payable is unsecured, non-interest bearing and no date set for its repayment.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2007, 2006 and 2005

6.   Related Party Transactions Not Disclosed Elsewhere (Continued)

Management fees of $15,000 (December 31, 2006 - $154,000) was paid to an officer and director of the Company.

These transactions are in normal course of operations and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value).

7.   Suplemental cash flow information

	Years ended December 31,			Cumulative from start of the exploration stage
	2007	2006	2005	(January 1, 2002)
Changes in non-cash working capital:				
Trade and sundry receivables	$ -	$ -	$ -	$ 209,937
Short-term investments	(483)	(11,631)	-	(12,114)
Inventory	-	-	-	1,211
Accounts payable and accrued liabilities	37,277	27,313	(2,579)	99,754
Operating activities	$ 36,794	$ 15,682	$ (2,579)	$ 298,788
Interest paid	$ -	$ 1,332	$ 13,291	$ 93,749
Income taxes paid	$ -	$ -	$ -	$ -

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2007, 2006 and 2005

8.   Differences between Canadian GAAP and U.S. GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements, differ from US GAAP as follows:

Under Canadian GAAP, the Company does not impute interest on loans to/from related parties, while under the US GAAP, imputed interest is required to be recorded for the purpose of preparing financial statements. Had the Company's consolidated financial statements as at December 31, 2007 been prepared using US GAAP, such consolidated balance sheets would be presented as follows:

		2007		**2006**
Assets				
Current				
Cash	$	292,434	$	193,235
Short-term investments		12,114		11,631
Due from related party		276,917		256,386
		581,465		461,252
Liabilities				
Current				
Accounts payable	$	22,571	$	55,728
Accrued liabilities		124,915		54,481
Due to related parties		170,227		157,250
Loan claims		563,818		563,818
		881,531		831,277
Capital stock and deficit				
Share capital		11,463,430		11,174,108
Warrants		-		204,408
Contributed surplus		266,462		33,144
Deficit		(12,029,958)		(11,781,685)
		(300,066)		(370,025)
	$	581,465	$	461,252

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2007, 2006 and 2005

8. Differences between Canadian GAAP and U.S. GAAP (Continued)

	Years ended December 31, 2007	2006	2005	Cumulative from start of the exploration stage on January 1, 2002
	$	$	$	$
Revenue				
Petroleum and natural gas revenue	8,606	6,928	-	337,154
Royalty income	-	6,442	13,176	19,618
Interest income	24,732	13,120	5,588	46,086
Other income	-	2,487	-	3,239
	33,338	28,977	18,764	406,097
Operating and administrative expenses				
Operating	26,210	32,544	5,648	740,575
General and administrative	110,547	74,178	95,487	528,990
Depletion, depreciation and amortization	-	-	-	35,353
Stock-option compensation	90,232	-	15,484	123,376
Interest on advance	17,069	15,726	10,159	51,239
Interest on loan claims	22,553	23,425	26,067	86,161
Management fees	15,000	154,000	-	169,000
	281,611	299,873	152,845	1,734,694
Loss before the following:	(248,273)	(270,896)	(134,081)	(1,328,597)
Write-off of an option to acquire mineral property	-	(78,125)	-	(78,125)
Gain on disposal of petroleum and natural gas properties	-	-	416,320	606,047
Gain on disposal of capital asset	-	-	-	10,000
Gain on settlement of debt	-	-	-	149,681
Net (loss) income and comprehensive loss for the period	(248,273)	(349,021)	282,239	(640,994)
DEFICIT, beginning of period	(11,781,685)	(11,432,664)	(11,714,903)	(11,388,964)
DEFICIT, end of period	(12,029,958)	(11,781,685)	(11,432,664)	(12,029,958)
(Loss) income per common share				
Basic	(0.01)	(0.01)	0.01	
Diluted	(0.01)	(0.01)	0.01	

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2007, 2006 and 2005

8.   Differences between Canadian GAAP and U.S. GAAP (Continued)

The changes in share capital since the Company's inception as required by US GAAP are as follows:

	Shares	Common Stock Price Per Share	Amount Under US GAAP
Outstanding at December 31, 2002, 2003 and 2004	33,184,803	$ -	$ 10,921,861
Shares issued for option in mineral property	2,000,000	0.04	78,125
Outstanding at December 31, 2005	35,184,803	-	10,999,986
Private placement	8,796,200	0.04	378,530
Warrants valuation	-	-	(204,408)
Outstanding at December 31, 2006	43,981,003	-	11,174,108
Exercise of warrants	2,638,860	-	228,000
Fair value of warrants exercised	-	-	61,322
Outstanding at December 31, 2007	46,619,863	$ -	$ 11,463,430

Statement of Cash Flows:

	Years ended December 31, 2007	2006	2005	Cumulative from start of the exploration stage on January 1, 2002
	$	$	$	$
Cash flows used in operating activities				
Net (loss) income for the period	(248,273)	(349,021)	282,239	(640,994)
Operating items not involving cash:				
Depletion, depreciation and amortization	-	-	-	35,353
Stock-option compensation (Note 5(d))	90,232	-	15,484	123,376
Gain on disposal of petroleum and natural gas properties	-	-	(416,320)	(606,047)
Gain on disposal of capital asset	-	-	-	(10,000)
Gain on settlement of debt	-	-	-	(149,681)
Changes in non-cash working capital items	36,794	15,682	(2,579)	321,237
	(121,247)	(333,339)	(121,176)	(926,756)

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2007, 2006 and 2005

8.   Differences between Canadian GAAP and U.S. GAAP (Continued)

Statement of Cash Flows (continued):

	Years ended December 31, 2007	2006	2005	Cumulative from start of the exploration stage on January 1, 2002
	$	$	$	$
Cash flows from financing activities				
Repayments of long term debt	-	-	-	(117,654)
Repayments of loan claims	-	(23,551)	(77,164)	(100,715)
Advances to/from related parties	(7,554)	(246,100)	86,613	(161,659)
Common shares and warrants issued	228,000	378,530	-	606,530
	220,446	108,879	9,449	226,502
Cash flows from investing activities				
Additions to petroleum and natural gas properties	-	-	-	(31,404)
Proceeds on disposal of petroleum and natural gas properties	-	-	416,740	606,467
Proceeds on disposal of capital assets	-	-	-	10,000
Write-off of an option to acquire mineral property	-	78,125	-	78,125
	-	78,125	416,740	663,188
Increase (decrease) in cash during the period	99,199	(146,335)	305,013	(37,066)
Cash, beginning of period	193,235	339,570	34,557	329,500
Cash, end of period	292,434	193,235	339,570	292,434

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2007, 2006 and 2005

8.   Differences between Canadian GAAP and U.S. GAAP (Continued)

Under US GAAP the income tax calculation would be at enacted and not sustantially enacted rates. There is no reportable difference from Canadian GAAP as no future income tax assets have been recognized.

Recent accounting pronouncements

Uncertainty in Income Taxes

In July 2006, FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that the Company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time value. The Interpretation also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. It is effective for fiscal years beginning after December 15, 2006. Management has evaluated the adoption of FIN 48 and has determined there is no impact upon the financial statements.

Accounting for Stripping Costs

In January 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 04 6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry" (EITF 04 6), which requires that stripping costs be included in costs of sales as incurred beginning in fiscal 2007. The Company believes this consensus has no effect on the consolidated financial statements until such time as the Company has a mine or mines in production.

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair values. This standard does not require any new fair value measurements. The standard is applicable for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this interpretation.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities". This standard permits a company to choose to record certain financial assets, financial liabilities and firm commitments at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard is effective for financial instruments in fiscal years beginning after November 15, 2007, and for all other assetsand liabilities in fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS No. 159 will have on its consolidated financial statements.

8. **Differences between Canadian GAAP and U.S. GAAP (Continued)**

   Recent accounting pronouncements (Continued)

   Accounting Standards in Canada

   Over the next five years, CICA will adopt its new strategic plan for the direction of accounting standards in Canada, which was ratified in January 2006. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS") over the next three years. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

   Accounting for Derivative Instruments and Hedging Activities

   The Securities and Exchange Commission ("SEC") and the FASB have issued recent interpretations for U.S. GAAP that suggest that warrants with an exercise price in a currency that is different from the entity's functional currency cannot be classified as equity. As a result, these instruments should be treated as derivatives and recorded as liabilities which are carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations. The Company's functional currency is the Canadian dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars. Under Canadian GAAP, warrants to purchase common shares are accounted for as a component of shareholders' equity.

   The recent SEC and FASB interpretations relate to FASB Statement No. 133 "Accounting for derivative instruments and Hedging Activities" and EITF 00-19 "Accounting for Derivative Instruments Indexed to and Potentially Settled in a Company's Own Stock". The FASB has initiated a project to determine the accounting treatment for certain equity instruments with elements of foreign currency risk. The project is expected to provide further guidance with respect to U.S. GAAP accounting for such items. The Company expects the adoption of this guidance will not have material impact on its results of operations.

9. **Segmented Information**

   The Company has one reportable business segment. Substantially all of the Company's assets are located in the United States except for small balances held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to maintain the Company's public company status.

10. **Loan claims**

	2007	2006	2005
Unsecured vendor loan claims	563,818	563,818	587,369

   Pursuant to voluntary reorganization under Chapter 11 of the United States Bankruptcy Code, the agreed unsecured vendor loan claims of Sharpe Energy were paid partially by 10% cash settlement. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates were fully redeemable in 2006. At the discretion of the Company, the certificates can be redeemed, all or in part, at a discount based upon the time of redemption.

   The amount outstanding has been classified as a current liability given the redemption feature and the dividend
   payments are reflected as interest expense.

(Expressed in United States Dollars)

11. Subsequent events

a) On January 7, 2008, the Company acquired a 100% interest in Standard Energy Company. The cash and stock transaction includes a cash payment of $250,000 and the issuance of 2 million shares of the Company's common stock valued at $0.25 per share and is subject to regulatory approvals. This transaction completes a previously announced (July 5, 2006) purchase agreement between the parties for a large coal property located in Preston County, West Virginia.

Standard Energy's primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia.

b) On April 1, 2008, Standard Energy, the Company's new wholly owned subsidiary, entered into a purchase agreement to acquire a 40% interest in a coal mine property in Eastern Kentucky. The terms of the transaction include a payment of $250,000 and specific expenditure commitments in regard to accelerating the development of this property. The Lawrence County Kentucky property is permitted and bonded and is in position to commence production immediately.